                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of March  , 2000

                         Frontline Ltd.
         -----------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F    X            Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ____________          No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FRO: YEARLY RESULT
Frontline reports a net loss of $18.6 million for the fourth quarter of 1999 (1998 - net loss of $3.0 million) and a net loss of $86.9 million for the year ended December 31, 1999 (1998 - net income of $31.9 million). Earnings per share for the quarter were $(0.31), (1998 - $0.07), and for the year $(1.76), (1998 -
$0.69). The results for 1999 include ICB Shipping AB which has been consolidated with effect from January 1, 1999. The results for 1998 are restated to reflect the inclusion of ICB using the equity method.

(in thousands of $)1998

                         Oct-Dec1999   Oct-Dec1999   Jan-Dec1998  Jan-Dec

Net operating revenue       45,104       53,614       253,214       203,860
Operating profit
  before depreciation       22,228       21,469        79,225       124,114
Operating profit after
  depreciation               8,278        1,480      (12,210)        72,455
Net income (loss)
  after tax and minority   (3,047)     (18,551)      (86,896)        31,853
Earnings (loss) per share   (0.07)       (0.31)        (1.76)          0.69

                     FRONTLINE 1999 RESULTS

- Frontline reports a net loss of US$18.6 mill for the fourth quarter of 1999.

- The 1999 full year loss amounts to US$86.9 million, which includes US$45.9 million in accounting loss attributable to the full consolidation of ICB.

- As a result of the consolidation of ICB, the book equity of Frontline is increased from US$511 million to US$560 million.

- Frontline takes delivery of the two Suezmaxes, Front Archer and Front Sky, and acquires 40% of the 1993 built VLCC, Toba.

- The Board expects a return to profit in the first quarter of 2000 and anticipates a strong recovery in tanker rates in the period 2000 - 2002.

FOURTH QUARTER RESULTS

Frontline reports a net loss of $18.6 million for the fourth quarter of 1999, compared with a net loss of $3.0 million for the fourth quarter of 1998, as the weak market conditions continued to effect the Company's result. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $22.6 million, compared with $24.8 million for the 1998 period. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $16,700, $14,500 and $14,400, respectively, (1998 - $34,200, $22,200 and $18,600, respectively). These TCEs do not include the vessels on time charter to BP since the earnings are subject to subsequent semi-annual adjustment.Total days offhire in the 1999 quarter were 10 which related to the Suezmax fleet. The acquisition of ICB Shipping AB ("ICB") and continued expansion of the Frontline fleet has led to increased total operating costs, administrative expenses and depreciation. Through economies of scale the average daily administrative and operating costs are, however, decreasing.

Net other expenses for the quarter were $21.1 million (1998 -
$13.9 million). This reflects an increase in the average debt resulting from the fleet expansion and the further investment in ICB.

Earnings per share for the quarter were $(0.31), (1998 - $(0.07)). On December 20, 1999, the Company issued 1,910,000 shares in connection with a vessel acquisition transaction discussed below, resulting in 60,961,860 shares outstanding at December 31, 1999 and a weighted average number of shares outstanding for the quarter of 59,300,990 (as at December 31, 1998 and for the quarter then ended - 46,106,860). Cashflow per share for the quarter was $0.02, compared with $0.24 for the same quarter in 1998.

ANNUAL RESULTS

For the year ended December 31, 1999, the Company incurred a net loss of $86.9 million (1998 - net income of $31.9 million) and EBITDA of $82.3 million (1998 - $137.1 million). The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $20,000, $16,700 and $16,800 respectively, compared with $31,800, $22,400 and $21,800 in 1998.

The average daily operating costs of the VLCCs, Suezmaxes and Suezmax OBOs, including drydocking and insurance costs were $5,900, $5,400 and $5,700 compared with $7,600, $6,400 and $6,700 for 1998. The Board is very satisfied with the reduction in operating costs which are attributable to reduced insurance costs and the implementation of a cost cutting program in the first quarter of 1999 which aimed to reduce the overall cost structure by between $500 and $750 per day.

Net other expenses for the year were $82.0 million (1998 - $53.6 million). This principally reflects an increase in the average debt resulting from the fleet expansion and the acquisition of ICB.

Earnings per share for the 1999 year were $(1.76), (1998 - $0.69) and cashflow per share was $0.09 (1998 - $1.81). The weighted average number of shares outstanding for 1999 was 49,467,970.

Accounting Treatment of ICB
US generally accepted accounting principles ("US GAAP") require restatement of certain previously reported Frontline financial statements to reflect the step acquisition of ICB. ICB has been included in the financial statements of Frontline according to the equity method for periods to December 31, 1998 and on a consolidated basis from January 1, 1999. This accounting treatment has resulted in Frontline taking some portion of the loss on the sale of vessels by ICB which will be reported in the restated third quarter consolidated results for 1999 and in the full year result.

THE MARKET

The VLCC market and Suezmax market remained weak during the fourth quarter. Total OPEC production in the fourth quarter is estimated to be approximately 26 million barrels, which is slightly down from the third quarter. Both the VLCC market and Suezmax market suffered in November and December as a function of a temporary shut down of Iraqi oil exports.

The most noticeable market development in the quarter was the accelerated scrapping of tonnage as a result of high bunker cost and the difficulties finding cargoes for old tonnage. A total 10 VLCC and 9 Suezmaxes were scrapped in the quarter, while the numbers for the full year were 35 VLCCs and 23 Suezmaxes. A total of 31 VLCCs and 14 Suezmaxes newbuildings were delivered in 1999.

The breaking in two of the 23 year old tanker, Erika, in December and the oil spill polluting the coast of Brittany following the accident, has increased the awareness of quality problems in certain older vessels. New and stricter regulations for tankers will be put in place in the European Community as a consequence of the Erika accident.

CORPORATE AND OTHER MATTERS

The Board of Frontline has taken positive steps in the fourth quarter to strengthen the Company's position in the VLCC market. In December, Frontline entered into an agreement with five other shipowners to establish Tankers International LLC ("Tankers") to operate a pool of their respective VLCC fleets. Tankers commenced operations on February 1, 2000, initially operating with 38 VLCCs, and has been met with a positive reaction in the market.

Also in December, Frontline completed an agreement with a German
K/G arranged by Dr. Peters GmbH for the sale and leaseback of the

1998-built Suezmax vessel Front Warrior to the K/G for a sales price of US$50.0 million. Frontline will take the vessel back on charter for a minimum period of eight years with two plus one plus one year options. The agreement also includes the option for Frontline to buy back the vessel during the charter period. The cash released from these transactions has been used to strengthen the Company's working capital and its liquidity position.

In the fourth quarter of 1999, Frontline focussed on completing the final stages of the acquisition of ICB and integration of ICB into Frontline's operations. During this period, the necessary refinancing of ICB's debt facilities was completed, Frontline commenced an offer and concurrently commenced a compulsory redemption process to acquire the remaining outstanding minority shareholders of ICB. In December an application was made to delist ICB from the Stockholm Stock Exchange. The management of the ICB vessels has been transferred to Frontline appointed ship managers and the Board is optimistic that the close down of the ICB operations will be completed within an acceptable and efficient timeframe.

In February, 2000 Frontline took delivery of the Suezmax newbuilding (the "Front Archer"), purchased in the fourth quarter of 1999 in a transaction with the Mosvold Farsund Group. The purchase price of $45.5 million for the Front Archer was part financed in December 1999 by the issuance of 1,910,000 Frontline shares to the seller at a price of NOK 37.00, and was further financed by traditional bank financing. Frontline has the right to within one year buy back 430.000 of these shares at NOK 37.00 plus 10 % p.a. interest cost.

In February, 2000 Frontline also took delivery of the Suezmax newbuilding, the Front Sky, and is scheduled to take delivery of the final Suezmax newbuilding, to be named the Front Sun, in April, 2000. Both vessels are financed by traditional bank financing. This will complete the Company's current Suezmax newbuilding program.

Frontline has, together with two of its partners in Tankers, acquired the 1993 built VLCC MT Toba for US$ 37.25 million. The ship, which will be renamed MT Front Toba, is expected to be taken over in the first half of March and will immediately after delivery be employed in the Tankers VLCC Pool. Frontline will have a 40 % ownership interest in the ship.

Frontline is proud to announce the new agreement the Company has signed with the Angolian state oil company Sonangol. Through this agreement, Frontline has been selected as the commercial manager for their three Suezmax newbuildings, out of which one is already delivered.

The positive development in Frontline's share price during the fourth quarter of 1999, has continued into 2000. Since October 1, 1999 the share price on the Oslo Stock Exchange has increased from NOK 35 (US$4.38) to NOK 58 (US$7.06). An effectively priced equity is seen by the Board as the main condition for Frontline's future growth.

The Board is pleased to announce that Ola Lorentzon, Managing Director of ICB Shipping AB, will take over as Managing Director of Frontline Management from Tor Olav Troim, effective April 3, 2000. Mr. Lorentzon's appointment will substantially strengthen Frontline's organisation. Mr. Troim will continue in his position as Vice President of Frontline Ltd. In this capacity, he will concentrate his future work on corporate transactions, and continuing to develop Frontline's relationship with the capital market.

OUTLOOK

It is encouraging to see that the consolidation work Frontline has promoted is effective. Both Tankers International (VLCCs) which has been effective from February 1, 2000, and Alliance Chartering (Suezmaxes), have world leadership market positions, which should lead to superior earnings for our shareholders.

The market has so far in 2000 shown positive development. The high degree of scrapping has continued and so far this year 13 VLCCs have been scrapped. The positive development in ship values which started in the third quarter 1999 has continued into 2000. Based on interest from potential buyers, it is anticipated that the value of 1990 - 1995 built Suezmax and VLCC tonnage has increased approximately 10% since the third quarter of 1999. The Korean yard industry has, as a result of the Won strengthening against the US Dollar, quoted higher newbuilding prices.

The market rates for VLCCs remained weak in January but has presently improved to a TCE level around US$25 - 30,000 per day. The Suezmax market strengthened in December and daily TCE rates have since been in the US$20 - 25,000 level with some peak fixtures in excess of US$30,000 per day.

Taken into view the results for January and February and the current trend for March it is anticipated that Frontline will be able to return to profit in the first quarter of 2000. The Board remains increasingly optimistic about the market for the coming two years. With increased OPEC production and a controlled order backlog it is likely that we will see a strong recovery in tanker rates. Frontline is well positioned to benefit from this development.

February 25, 2000

The Board of Directors
Frontline Ltd.

Contact: Tor Olav Troim/ Tom E.Jebsen
         +47 23 11 40 00

FRONTLINE GROUP FOURTH QUARTER REPORT (UNAUDITED)

     1998       1999         INCOME STATEMENT             1999       1998
     Oct-Dec    Oct-Dec      (in thousands of $)          Jan-Dec    Jan-Dec

61,852        86,871   Freight revenues              369,876   270,405
(16,748)(33,257)Voyageexpenses                       (116,662) (66,545)
45,104        53,614   Net operating revenues        253,214   203,860
(1,736)  -Gain (loss) from sale of
                         vessels                     (37,779)  (1,514)  14,907
              21,146   Ship operating expenses       92,708    55,586
     4,159     7,838   Charterhire expenses          31,719    14,889
     2,074     3,161   Administrative expenses       11,783    7,757
    22,228    21,469   Operating profit before
                        depreciation                 79,225    124,114
    13,950    19,989   Depreciation                  91,435    51,659
     8,278     1,480   Operating profit (loss)
                         after depreciation          (12,210)  72,455
     1,041     2,453   Interest income               7,561     2,998
  (15,351)  (23,495)   Interest expense              (88,728)  (59,320)
     2,582     1,111   Results from associated
                         companies                   3,067     12,985
       398      (96)   Other financial items         (840)     2,765
   (3,050)  (18,547)   Income (loss) before
                         taxes and minority
                         interest                    (91,150)  31,883
         -      (13)   Minority interest             4,245     -
         3       (9)   Taxes                         (9)       30
   (3,047)  (18,551)   Net income (loss) after
                         tax and minority
                         interest                    (86,896)  31,853
    (0.07)    (0.31)   Earnings (loss) per
                         Share ($)                   (1.76)    0.69

                       Income on timecharter basis
                         ($ per day per ship)*
    27,100    16,700   VLCC                          20,000    31,800
    17,800    14,500   Suezmax                       16,700    22,400
    17,700    14,400   Suezmax OBO                   16,800    21,800

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

BALANCE SHEET
(in thousands of $)

                                           1999       1998
                                           Dec 31     Dec 31
                                                      (restated)
ASSETS

Short term
Cash and bank deposits                      66,267     75,950O
Other current assets                        61,438      30,439
Long term
Newbuildings                                32,365      75,681
Vessel and equipment, net                1,523,112   1,078,956
Marketable securities                       18,595           -
Associated companies                         2,344     239,887
Goodwill                                    12,203           -
Deferred charges and other assets           10,469       4,501
Total assets                             1,726,793   1,505,415

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt           157,306     170,551
Other current liabilities                   49,739      27,952
Long term
Long term interest bearing debt            922,380     712,470
Other long term liabilities                 21,117      10,867
Minority interest                           18,951           -
Stockholders' equity                       557,300     583,574
Total liabilities and stockholders' equity1,726,793  1,505,414

FRO: CAPITAL ADJUSTMENTS - INCREASE IN ISSUED SHARE CAPITAL

The Board of Frontline has approved two capital transactions that will increase Frontline's future financial flexibility. The Company has issued NOK 201,250,000 or approximately US$ 24,0 million in equity through a private placement to a limited group of Norwegian and international financial institutions. In addition approximatelly US$ 30 million of the remaining US$ 54 million subordinated loan from Metrogas has been converted into equity. In connection with the conversion, Metrogas will offer US$ 14 million of the resulting ordinary shares to Frontline shareholders and warrant holders as of February 25. Totally 7.85 million shares will be issued in the two equity issues. Issue price for both issues is NOK 57.50.

Frontline Completes Equity Financing.

The Board of Frontline wants the Company to continue to be the driving force in the much needed consolidation process, which currently takes place in the tanker industry. In order to prepare the Company for future growth the Board has approved two capital transactions, which substantially increase Frontline's financial flexibility.

1.  Frontline has issued NOK 201,250,000 or approximately US$
    24.0 million in equity through a private placement. A total of 3,500,000 shares were placed to a limited group of Norwegian and International Institutional Investors at an issue price of NOK 57.50. The transaction was successfully placed by Fearnley Fonds ASA and Christiania Markets AS.

2. Metrogas Ltd., a company controlled by Frontline's major shareholder Hemen Holding Ltd., has converted into equity approximately US$ 30 million of the original US$ 89 million subordinated loan given to Frontline. At an issue price of NOK 57.50 a total of 4,350,000 shares were issued. Hemen has agreed with Frontline that all of Frontlines existing shareholders on record date February 25, 2000, excluding Hemen and the new shareholders arising from the private placement referred to above, will be given pre-emptive right to buy approximately 2,000,000 of these shares. Such a solution secures that all shareholders in Frontline will have the right to obtain their prorate part of this issue. The subscription period for this transaction is estimated to take place in March 2000. Fearnley Fonds and Christiania Markets will organise the sale of these shares. The Metrogas loan to Hemen is after this conversion reduced to approximately US$ 24 million.

The execution of transaction 1. and 2. is carried out within the Board's existing authority to issue new shares.

The total number of shares outstanding in Frontline after completion of this transaction will be 68,811,860.

The combined transaction will increase Frontline's equity by US$ 54 million, and will improve the liquidity with US$ 24 million. The proceeds from the transactions will be used to strengthen the company financially, finance the acquisition of the 1993-built VLCC MT Front Toba, and fund future growth.

Frontline's Chairman John Fredriksen says in a comment:" We are entering a very interesting period in the tanker industry. The major part of the old tonnage will be scrapped during the next three years. At the same time we see strong increase in demand for oil. OPEC will be forced to increase production and the newbuilding program for the next two years are already fixed. All factors point in the direction of a very tight market balance.

Frontline has since 1996 been one of the leading consolidators in the tanker industry. Through the acquisitions executed and through the establishment and participation in Tankers Int. and Alliance Chartering Frontline has been established as a company with superior trading flexibility and material economic benefits of scale. It is our idea to continue this process. We are continuously working on ideas, which will further increase the size of Frontline. The two equity issues fall into our overall
plan.   Financial flexibility is critical in order to be able to
act quickly."

February 28, 2000
Contact person : Tor Olav Troim - Tel 47 - 23 11 40 00

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             Frontline Ltd.
                             ----------------------------
                             (Registrant)




Date     March 3, 2000       By  /s/ Kate Blankenship
                             -----------------------------
                                     Kate Blankenship
                                     Secretary



































                               12
02089009.AA7